                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO



                             Tender Offer Statement
   (under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                               (Amendment No. 2)*



                           K-Tron International, Inc.
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                       (Name of Subject Company (issuer))



                       K-Tron International, Inc. (issuer)
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            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))



                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   482730 10 8
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                      (CUSIP Number of Class of Securities)



                              Edward B. Cloues, II
                Chairman of the Board and Chief Executive Officer
                           K-Tron International, Inc.
                                Routes 55 and 553
                                  P.O. Box 888
                          Pitman, New Jersey 08071-0888
                                 (856) 589-0500
                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000

                            CALCULATION OF FILING FEE


Transaction Valuation                                       Amount of Filing Fee
     $9,144,000                                                  $1,828.80

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:$1,620.00
        Form or Registration No.: Schedule TO: File No. 005-33401

        Filing Party: K-Tron International, Inc.
        Date Filed: February 16, 2000

[  ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ]  Third party tender offer subject to Rule 14d-1.
[ X  ]  Issuer tender offer subject to Rule 13e-4.
[    ]  Going-private transaction subject to Rule 13e-3.
[    ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

       This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to an offer by K-Tron International, Inc., a New Jersey corporation (the "Issuer"), to purchase up to 450,000 shares of its common stock (the "Shares") at a price of $18 per Share, net to the seller in cash. The Issuer's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2000, the related Letter of Transmittal and certain other relevant documents (together, the "Offer").

Item 4.  Terms of the Transaction.

       Item 4 is hereby supplemented and amended by adding the following:

       The Offer expired at 5:00 P.M., New York City time, on March 17, 2000. The Issuer accepted a total of 508,000 shares at a purchase price of $18.00 per share. The Issuer increased the Offer, as permitted by Rule 13e-4(f)(ii) of the Securities Exchange Act, to accept 58,000 additional Shares for purchase from shareholders who tendered in the Offer. The final proration factor for the Offer was 34.19251%. As of February 11, 2000, the Issuer had 2,927,155 Shares outstanding. Following the purchase of Shares in the Offer, the Issuer has 2,420,155 Shares outstanding.

Item 11.  Additional Information.

       Item 11 of Schedule TO is hereby supplemented by adding the following:

       On March 20, 2000, the Issuer issued a news release announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference. On March 23, 2000, the Issuer issued a news release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

        Item 12 is hereby amended and restated in its entirety as follows:

(a)(1)(i)         Form of Offer to Purchase dated February 16, 2000.

(a)(1)(ii)        Form of Letter of Transmittal to Accompany Shares of Common
                  Stock.

(a)(1)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)        Form of Notice of Guaranteed Delivery.

(a)(1)(v) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii) Form of Letter to Shareholders of the Issuer dated February 16, 2000 from Edward B. Cloues, II, Chairman of the Board and Chief Executive Officer.

(a)(5)(i)         News Release dated February 14, 2000.

(a)(5)(ii)        News Release dated March 20, 2000.*

(a)(5)(iii)       News Release dated March 23, 2000.*

(b)(1) Note dated February 4, 2000 from K-Tron America, Inc. in favor of The Bank of Gloucester County.

(d)               Not applicable.

(g)               Not applicable.

(h)               Not applicable.
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* Filed herewith

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   K-TRON INTERNATIONAL, INC.



                                   By:   /s/       EDWARD B. CLOUES, II
                                         Name:     Edward B. Cloues, II
                                         Title:    Chairman of the Board and
                                                   Chief Executive Officer


Dated:   March 23, 2000

                                  EXHIBIT INDEX

Exhibit
Number               Description
------               -----------
(a)(1)(i)            Form of Offer to Purchase dated February 16, 2000.

(a)(1)(ii)           Form of Letter of Transmittal to Accompany Shares of
                     Common Stock.

(a)(1)(iii)          Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

(a)(1)(iv)           Form of Notice of Guaranteed Delivery.

(a)(1)(v)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.

(a)(1)(vi)           Form of Letter to Clients for use by Brokers, Dealers,
                     Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)          Form of Letter to Shareholders of the Issuer dated February
                     16, 2000 from Edward B. Cloues, II, Chairman of the Board and Chief Executive Officer.

(a)(5)(i)            News Release dated February 14, 2000.

(a)(5)(ii)           News Release dated March 20, 2000.*

(a)(5)(iii)          News Release dated March 23, 2000.*

(b)(1) Note dated February 4, 2000 from K-Tron America, Inc. in favor of The Bank of Gloucester County.

(d)                  Not applicable.

(g)                  Not applicable.

(h)                  Not applicable.

------------------
* Filed herewith